

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Christopher C. Lau
Chief Financial Officer
American Homes 4 Rent
280 Pilot Road
Las Vegas, NV 89119

>       **Re: American Homes 4 Rent**
>       **Form 10-K for fiscal year ended December 31, 2022**
>       **Filed February 24, 2023**
>       **File No. 001-36013**

Dear Christopher C. Lau:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021, page 29

1.   We note your presentation of the non-GAAP financial measure Core Net Operating Income, which you note on page 28 excludes nine line items from your statement of operations, and the reconciliation on page 30 from the most directly comparable financial measure calculated in accordance with GAAP (i.e., Net income). In future periodic filings, including disclosures within your earnings release, please revise to first provide your reconciliation of the non-GAAP financial measure Core NOI from GAAP Net income. Refer to Item 10(e)(1)(i)(B) of Regulation S-K as well as Question 102.10(a) of the Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

<u>Form 8-K filed February 23, 2023</u>

<u>Funds from Operations attributable to common share and unit holders and Retained Cash Flow, page 12</u>

2.      We note your presentation of Per FFO Share and Unit for FFO attributable to common share and unit holders, as well as related per share measures of Core FFO and Adjusted FFO.  In future earnings releases, please reconcile these non-GAAP financial measures from the the most directly comparable measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(a) of the Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar, Accounting Branch Chief at 202.551.3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Michael E. McTiernan